Filed by Frank’s International N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Frank’s International N.V.

Commission File No.: 001-36053

1.	What does the transaction mean for Frank’s employees?

We are bringing together two of the most talented workforces in the industry to create a leading global full-cycle oilfield services provider that will provide numerous benefits to our employees and customers around the globe.

Each company operates in different parts of the well lifecycle, and our employees will have the opportunity to work for a more resilient company with a broader service and product offering across an enhanced geographical footprint. Employees will be part of a company with the increased ability to deliver integrated solutions and investments in digitalization, autonomous operations, and other disruptive technologies across the well lifecycle.

2.	Who is Expro? Why is Frank’s doing this transaction?

Expro is a leading provider of well access and well flow optimization services. We are combining with Expro to create a global full-cycle oilfield services provider with the scale, financial strength, and technological capabilities to succeed across market cycles.

Together, we will be able to offer a broad suite of solutions across well construction, well flow management, subsea well access, well intervention and production services. The combination will also further expand our reach in international and offshore markets.

3.	The Lafayette operations are a point of pride for Frank’s. What are your plans for Lafayette?

Frank’s deeply values the important role of Lafayette, and Expro recognizes Lafayette’s importance. The combined company intends to maintain a significant operating presence in Lafayette and Aberdeen, along with other strategic locations around the world. It will remain a pivotal presence for the combined company, and we are dedicated to maintaining our charitable role within the community.

4.	Will there be any changes to my job title, manager or department structure?

It is business as usual for now. To ensure a smooth transition process, we will form a joint integration planning team that will work together to blend our organizational structures. We will communicate any changes regarding jobs and organization structure as soon as we are able.

5.	What happens to the Frank’s stock that employees own? Can employees trade their shares?

For most employees, this announcement does not impact current ability to buy or sell Frank’s stock. Restrictions on stock purchasing and selling are based on knowledge of material non-public information. If you have any questions or concerns about your ability to trade FI shares, please seek guidance from our legal department. Employees subject to blackout rules should consult with Legal before making trades, as is customary.

Frank’s shares that employees presently own and have been vested will not see any change through this transaction other than a reverse stock split currently under contemplation. For any unvested shares owned by employees, we would refer you to the plan document for any particular questions including those around change in control.

6.	How do the cultures of the two companies compare?

As a combined company, industry-leading safety, integrity, and innovation at the well site will remain our top priorities. Frank’s and Expro have highly complementary cultures that place a strong focus on excellence in customer delivery. In addition, both companies share a culture of innovation and are committed to investing in future-facing technologies.

7.	Who is leading the integration planning? How long do you expect the process to take?

We will form a joint integration planning team, composed of representatives from both Frank’s and Expro, to develop an integration planning strategy and ensure a smooth integration process. We have not yet determined the composition of this team nor its leadership; however, we will provide further information when available.

From now through the close of the transaction, which we expect to occur in four to six months, we will work on our integration planning, including determining a timeframe and milestones. Afterward, we will transition to the execution phase of our integration, combining the organizational structures, processes and cultures of both organizations.

8.	When will we be allowed to meet our counterparts at Expro and talk to their employees?

This combination is subject to approval by shareholders and customary closing conditions and regulatory approvals. And, importantly, until the closing of the transaction, we must continue to operate as two separate entities, meaning we cannot yet discuss certain information, such as our technology pipeline, with the other side.

There will be an opportunity to share your questions around this transaction and you can expect to hear from Expro’s CEO, Mike Jardon, in the coming days and weeks through employee town halls which are being scheduled.

9.	Who can I contact with questions?

Please contact your supervisor with any questions, or you can send your questions to Employee.Voices@FranksIntl.com. Mike Kearney and Mike Jardon will also be meeting with many employees in the coming weeks.

No Offer or Solicitation

This communication relates to a proposed merger and related transactions (the “Transactions”) between Frank’s International N.V. (“Frank’s”) and Expro Group Holdings International Limited (“Expro”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transactions, Frank’s intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Frank’s. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Frank’s and Expro. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com.

Participants in the Solicitation

Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation.

Information regarding Frank’s directors and executive officers is contained in the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com.

Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the

Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.